Exhibit 99.1

DELEGATED DIGITAL ASSET MANAGEMENT AGREEMENT

This Delegated Digital Asset Management Agreement ("Agreement") is made and entered into as of May 28, 2025 (the "Execution Date"), by and between:

Webus International Limited ("Client" or "Webus"), an exempted company incorporated under the laws of the Cayman Islands with its shares listed on Nasdaq under ticker symbol "WETO";

and

Samara Alpha Management LLC ("Manager" or "Samara"), a Delaware limited liability company registered with the U.S. Securities and Exchange Commission ("SEC") as an investment adviser.

RECITALS

WHEREAS, Client desires to engage Manager to provide digital asset portfolio management services on a discretionary basis in accordance with the terms and conditions of this Agreement;

WHEREAS, Manager agrees to manage certain digital assets of Client in accordance with the investment guidelines set forth herein;

NOW, THEREFORE, the parties agree as follows:

ARTICLE 1: EFFECTIVENESS

1.1 This Agreement shall become effective only upon the actual transfer of digital assets by Client to the designated custody wallet (the "Asset Transfer Date"). Prior to such transfer, the Agreement shall be non-operative except for the confidentiality provisions in Article 6.

1.2 The parties acknowledge that no assets or funds have been transferred or committed as of the Execution Date. Manager’s obligations under this Agreement begin only upon the Asset Transfer Date.

ARTICLE 2: ENGAGEMENT AND SCOPE

2.1 Subject to the terms and conditions of this Agreement, Client hereby appoints Manager as its exclusive delegated manager to manage Client's digital asset portfolio.

2.2 The assets subject to this Agreement shall include digital assets selected by Client and delivered to a designated custody wallet (the "Managed Assets").

2.3 The aggregate value of the Managed Assets under this Agreement shall not exceed US$300,000,000 unless otherwise agreed in writing by both parties.

ARTICLE 3: SERVICES

3.1 Manager shall manage the Managed Assets in accordance with guidelines to be provided by Client, which may include allocation to staking, yield-bearing protocols,custody platforms, and on-chain or OTC strategies.

3.2 Manager shall act in good faith, with reasonable care, skill, and diligence, and in accordance with all applicable laws and regulations.

3.3 Manager shall have discretion over investment decisions within agreed risk parameters, and shall provide monthly portfolio reports and quarterly performance summaries.

ARTICLE 4: CUSTODY AND CONTROL

4.1 Managed Assets shall be held in wallets under dual or multi-signature custody arrangements, with at least one key retained by Client.

4.2 Manager shall not have unilateral withdrawal rights over any Managed Assets.

ARTICLE 5: FEES AND EXPENSES

5.1 The fee structure shall be as follows:

• Management Fee: 2.0% per annum of AUM (daily-pro-rated), payable quarterly in arrears.

• Performance Fee: 20% of Net Profit for the quarter, over the High-Water Mark.

• Staking Rewards Split: Client 80% / Manager 20%.

• Direct Expenses: Custody, gas, audit, etc. – at cost.

5.2 Client shall reimburse Manager for reasonable out-of-pocket expenses incurred in connection with the services provided.

ARTICLE 6: CONFIDENTIALITY

6.1 Each party agrees to maintain the confidentiality of all non-public, proprietary, or sensitive information obtained from the other party in connection with this Agreement for a period of two (2) years following termination.

ARTICLE 7: TERM AND TERMINATION

7.1 This Agreement shall remain in effect for an initial term of three (3) years following the Asset Transfer Date, unless earlier terminated in accordance with this Article.

7.2 Either party may terminate this Agreement with ninety (90) days' prior written notice.

7.3 In the event of material breach, insolvency, or regulatory disqualification, either party may terminate immediately.

ARTICLE 8: MISCELLANEOUS

8.1 This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflict-of-law principles.

8.2 Disputes shall be resolved through binding arbitration in New York City under the rules of the ICC.

8.3 This Agreement may be executed in counterparts and via electronic signature.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Execution Date.

Webus International Limited

By:

Name:	Nan Zheng

Title:	CEO

Samara Alpha Management LLC

By:

Name:	Adil Abdulali

Title:	CIO